

May 3, 2007

Scot W. Melland
President and Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

> **Re:  Dice Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2007**
> **File No. 333-141876**

Dear Mr. Melland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, or as soon as possible, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are

filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please do not use smaller type in tables and footnotes as you do on pages 7-10, 38, 44-46, 94 and 95, for example.

Prospectus Summary, page 1

5. Please present a more balanced discussion of your company, value proposition, benefits, and strategy with the risks that face your company. For example, where you discuss your operating income, also discuss your net losses. Also discuss your bankruptcy, significant debt, and goodwill.

6. Please disclose the dividend payments and the reasons for issuing them in light of your net losses and significant debt.

7. Please disclose the total compensation or other remuneration that each of your directors, executive officers and key employees received or will receive from:

   - cash distributions in 2006 and 2007,
   - equity awards granted prior to and in connection with the offering,
   - any proceeds of this offering.

Corporate History and Information, page 5

8. Disclose that Dice Inc. was once a public company that filed for bankruptcy in 2003.

9. Please disclose that you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your corporate governance.

The Offering, page 6

10. Please disclose the terms of the stock options you intend to grant upon consummation of the offering.

Summary of Historical and Pro Forma Combined Consolidated Financial and Other Data, page 7

11. We note you include "adjusted EBITDA" as an operating performance measure. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain how the elimination of stock compensation expense, the elimination of the impairment of long-lived assets, and the adjustment to reflect income based on amounts that were properly excluded from the purchase allocation results in a useful measure of operating performance.

12. We further note your statement that EBITDA is being presented because covenants in your Amended and Restated Credit Facility contain ratios based on this measure. If you believe these covenants are material to an investor's understanding of your financial condition and/or liquidity, please remove this statement and disclose each of the measures as calculated by the debt covenants and address each disclosure item set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

13. In addition to presenting EBITDA and Adjusted EBITDA as operating performance measures, it also appears you are presenting this measure as a liquidity measure, as you have made reference to the measure being useful to investors regarding your ability to meet future debt service, capital expenditures and working capital requirements and to fund future growth. Please revise your disclosure to clarify the purpose for the presentations. Furthermore, depending on your determination as to the purpose, please also revise your disclosure, as appropriate, to provide the following, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

- Performance measure: Please state the economic substance behind management's decision to use EBITDA and Adjusted EBITDA as operating performance measures.
- Performance measure: If you continue to present Adjusted EBITDA, expand your discussion of the limitations to address how the exclusion of the additional adjustments limits the usefulness.
- Performance measure: State how you compensate for the material limitations of using EBITDA and Adjusted EBITDA.
- Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors. Your statement addresses how the measures are useful to investors in terms of a liquidity measure and not an operating performance measure.

- Liquidity measure: Reconcile EBITDA and Adjusted EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure.

Risk factors, page 11

14. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the sentence of the first paragraph relating to unidentified risks.

15. Please add a risk factor regarding your 2003 bankruptcy and the events that led to the bankruptcy.

16. Please add a risk factor regarding your net losses in 2005 and 2006.

We have a substantial amount of indebtedness . . . , page 15

17. Quantify the maximum amount of additional debt you can incur under your debt instruments.

18. Please quantify your annual debt service costs, and disclose the impact of a 1% change in the interest rate applicable to your variable rate debt.

19. Disclose that you used borrowings to pay dividends and quantify these amounts.

Failure to establish and maintain effective internal control . . . , page 20

20. Please disclose whether you have identified any material deficiencies related to your disclosure controls or internal controls.

Use of Proceeds, page 27

21. Please quantify the amount of proceeds you plan to use to repay outstanding debt.

22. Since you intend to discharge debt that that was incurred within one year, describe how you used the proceeds of such debt. See Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Combined Consolidated Statement of Operations, page 31

23. We note that you have only reflected the acquisition of eFinancialGroup and the disposition of eFinancialNews in your pro forma financial statement. Please also include the following transactions in your pro forma financial statements:

- As you intend to use the proceeds from the initial public offering of your equity securities to repay certain indebtedness, which will materially change your capital structure, please reflect the change in your capital structure as of and for the fiscal year ended December 31, 2006. Please note that if actual interest rates can vary from those depicted, also disclose the effect on income of a 1/8 percent variance in interest rates.
- The dividend payment made on March 23, 2007, to your equity holders and holders of vested stock options, including the additional borrowings under the amended and restated credit facility.
- Conversion of the Series A convertible preferred stock into common stock.
- Issuance of stock options to be granted upon consummation of the offering to employees.

Refer to Rules 11-01(a)(8) and 11-02(b) of Regulation S-X for guidance.

24. Please revise your introduction to the pro forma financial statements to explain all of the transactions being reflected in the pro forma financial statements. You currently note that the pro forma financial statements reflect the acquisition of eFinancialGroup. You should also discuss the disposition of eFinancialNews and the other transactions noted in our previous comment. Refer to Rule 11-02(b)(2) of Regulation S-X.

25. Please revise the pro forma statement of operations to present dividends related to your Series A convertible preferred stock and loss attributable to common stockholders.

26. Please revise the pro forma statement of operations to present pro forma EPS.

27. We note that the purchase price allocation for your acquisition of eFinancialGroup is substantially complete and that you are presenting the initial purchase price allocation. Please disclose the events or activities that must occur for the allocation to be final and when the allocation is expected to be final.

28. Please revise notes 2 and 3 to clarify that the financial information presented for eFinancialGroup and eFinancialNews is in accordance with US GAAP.

29. Please either separately present on the face of the pro forma statement of operation the interest expense adjustments described in notes 4(b) and 4(c) or state the adjustment amounts within the footnote disclosure.

30. For note 4(c), please state the period over which you are amortizing the deferred financing costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

31. Please explain in greater detail the events that led to the bankruptcy and the parties involved with and the terms of the reorganization.

Critical Accounting Policies, page 41

32. Please tell us what consideration you gave to including estimates of the fair value of acquired assets and liabilities and the realizability of your deferred tax assets. In this regard, we note your disclosure on page F-10 that you believe these two estimates to be significant to your financial statements.

33. Please address each of the following points regarding your disclosure for goodwill and intangible assets:

- Clarify that you test indefinite-lived intangible assets for impairment separately from goodwill on an annual basis or whenever events or circumstances occur. Also, separately discussion the methods for testing for impairment, the assumptions used, and the sensitivity of those assumptions for indefinite-lived intangible assets and goodwill.
- Revise your disclosure to clarify what you mean by "reporting segment" in terms of testing goodwill for impairment. Specifically, revise your disclosure to state that you test for goodwill impairment at the reporting unit level, including a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.
- Provide a description of the valuation method used to determine the fair value of your reporting units, the material assumptions used to in the valuation method, and the sensitivity of those assumptions. Such assumptions should include for a discounted cash flow method, the discount rate used, the revenue growth rates and the operating profit margin, at a minimum. For a comparable business method, an assumption would include the EBITDA multiple used.
- Disclose your method for testing your indefinite-lived intangible assets for impairment, the material assumptions used and the sensitivity of those assumptions. Also, disclose how you determined your Dice trademarks and brand names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

34. We note that for estimating the fair value of stock options you used the average historical volatility rate for a similar entity in your Black-Scholes option-pricing model. Please tell us the name of this entity and explain how you determined this entity is representative of Dice. Tell us the interval and duration of stock prices used to calculate the representative company's volatility. If you made

adjustments to the average historical volatility rate for this entity, please disclose the adjustments made and the reasons for the adjustments.

35. Regarding your disclosure for estimating the fair value of your common stock in connection with granting of stock options, please revise your disclosure to provide a comprehensive analysis of how you estimated the fair value of common stock for each stock option grant date within the last fiscal year through the IPO. Your current disclosure appears to only address the stock options granted on May 2, 2006. At a minimum, your disclosure should include the following:

- A description of how you estimate the fair value of your common stock. When two methodologies are used, please explain why both methodologies are being used, how you are weighting each of the methodologies, and how you determined such weighting is appropriate.
- A comprehensive discussion of the significant underlying factors and assumptions used in determining the fair value of your common stock. We note that for at least the May 2, 2006, grant date you utilized the guideline companies approach; please tell us the companies used to arrive at the market multiple.
- State whether the determination of the fair value of your common stock was performed contemporaneously or retrospectively with the issuances of stock options.
- If you rolled forward the estimated fair value of common stock from one grant date to the next, state the significant changes in the financial information used to estimate the fair value of your common stock between each of the periods.
- Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock at the most recent grant date and the estimated IPO price.

Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Results of Operations, page 43

36. We note that you have presented combined financial information for fiscal year 2005. Please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K. As you note, the two periods you have combined are not comparable due to the impacts associated with the purchase price allocation. Please note that you should fully discuss the predecessor and successor periods for fiscal year 2005, addressing any material items, events, transactions, et cetera that occurred in each period.

37. Please separately quantify the impact changes in volume and pricing have had on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

38. We note your discussion on page 12 regarding the significant impact unemployment rates and availability of jobs has on your results of operations. Please revise your disclosure to provide a discussion and analysis of all the material factors impacting your results of operations. Please also note that you have a responsibility to disclose all uncertain trends that could impact your future results as well.

39. Please revise your disclosure to discuss any material product development activities that have occurred during the period, including the impact or expected impact these activities have had or will have on your results of operations.

40. Considering sales and marketing expenses is the largest expense item impacting your operating results and also has a significant impact on revenue generation, please provide a more comprehensive discussion and analysis of the material marketing efforts that have occurred during the period and the impact those efforts have had on your businesses.

41. Please revise your disclosure for the decrease in your effective tax rate to provide a more comprehensive explanation for each period presented of the factors that impacting your effective tax rate for the period. In this regard, we note that you attribute the decrease to lower taxable income; however, you attribute the increase in income tax expense to an increase in income before taxes.

Liquidity and Capital Resources, page 53

42. Please revise your disclosure for operating activities to include a comprehensive discussion regarding the significant increase in accounts receivable that explains why the increase exceeds the increase in revenues and addresses any increase in collection time.

Amended and Restated Credit Facility, page 55

43. Given that you are highly leveraged, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Also, please state whether or not you were in compliance with these financial covenants for the most recent period.

Business, page 59

44. Please include a discussion of the general development of your business over the last five years, as required by Item 101(a) of Regulation S-K. This should include a discussion of your bankruptcy, reorganization, acquisition by the principal shareholders and other significant corporate transactions.

Intellectual Property, page 67

45. Please disclose the duration and effect of all patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K. Discuss how you may be affected by the fact that some of your copyrights, trademarks and/or service marks have not been registered in the US and/or other jurisdictions.

Management, page 70

46. Please briefly describe any arrangement or understanding between any officers or directors pursuant to which he was selected as an officer or director. See Item 401 of Regulation S-K. We note your disclosure that the stockholders agreement contains provisions related to the structure of your board.

47. Please describe the Dice bankruptcy proceedings in the biographies of the executive officers who were executive officers at or within two years before the time of the bankruptcy filing. See Item 401(f)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 74

48. Please briefly explain what the Radford Studies are, and why the compensation committee elects to use the Radford Studies as a basis for comparing and setting executive compensation for the named executive officers. Please also clarify whether the Radford studies are used to compare all compensation or individual elements of compensation payable to the officers. We note your statement under "Benchmarking" that the studies are sometimes used when a named executive officer is scheduled to receive his or her annual raise.

The Process of Setting Executive Compensation, page 74

49. Disclosure in this section states that the compensation committee establishes "targeted total compensation levels (i.e. maximum achievable compensation)," but also that the size of one individual element of compensation does not affect the size of the other. As total compensation would encompass all elements of compensation, please explain why there is no relationship between the size of each of the individual elements.

50. Please elaborate on how the compensation committee ensures that "appropriate equity" exists in the compensation levels among the named executive officers. In this regard, please clarify how Mr. Melland's compensation, performance targets and objectives are set. We note that he makes recommendations to the committee for other executive officers. Is his compensation then set in relation to the recommendations he makes or the determinations that the compensation committee makes regarding the other officers' compensation?

Management's Role in the Compensation-Setting Process, page 75

51. We note that Mr. Melland plays a significant role in the compensation-setting process. Please disclose whether the compensation committee approved Mr. Melland's and Mr. Durney's recommendations for salary, bonus and option awards for 2006, or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

Senior Bonus Plan, page 76

52. We note that 35% of the bonus pool is funded according to attainment of the Adjusted EBITDA target, but your discussion does not indicate that the amount of the pool increases in relation to meeting or exceeding this target. Please clarify how the amount of the pool is determined.

53. Please elaborate on how you determine what percentage to apply to an executive's salary to increase the bonus pool upon attainment of the budget target revenue. Please also explain what you mean when you refer to an executive's "target rate" and "target bonus amount" and explain how these amounts affect the size of the bonus pool.

54. Most of the discussion in this section seems to explain how the amount of the bonus pool is calculated, but not how the amounts are ultimately allocated among the executives. Please clarify if, once the amount of the pool is calculated, the executives receive bonus in proportion to their relative contributions in the bonus pool calculation, or if the committee then uses discretion to allocate amounts from the pool to each of the officers in greater or lesser amounts based on the listed performance goals and objectives.

55. Please clarify the extent to which the listed performance goals and objectives for each officer are measured objectively, or whether the committee uses discretion to determine whether those goals and objectives have been met.

Incentive Plans – Cash Incentive Plan, page 87

56. Please remove the statement that the disclosure is qualified and incorporated by reference to the copy of the plan filed as an exhibit to the registration statement.

You may qualify disclosure in a prospectus and incorporate by reference only to the extent provided by the form and Rule 411(a) of Regulation C.

## Related Party Transactions Policies and Procedures, page 99

57. Please elaborate on your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.

## Principal and Selling Stockholders, page 94

58. Since Messrs. Hodgson and Levy are managing directors of General Atlantic and Messrs. Ezersky and Nordhaus are managing members of QCP GP Investors, please tell us why you did not include the shares held by those shareholders as also beneficially held by the applicable managing directors. Alternatively, please revise the table to include those shares in the rows for these managing directors.

## Certain U.S. Federal Tax Consequences, page 106

59. Please revise the first sentence of this section to clarify that you are summarizing all material anticipated federal tax consequences. Please also remove the statement that the information is for "general information only." This may suggest to investors that their ability to rely on this information is limited.

## Where You Can Find More Information, page 115

60. Please remove the sentence in the middle of the paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

## Dice Holdings, Inc. Consolidated Financial Statements for the Year Ended December 31, 2006

## General

61. Please present on the face of your historical consolidated balance sheets a pro forma balance sheet that reflects the accrual of your 2007 dividend and the related reduction in stockholders' equity so that a potential investor can clearly understand the impact of this capital transaction on your equity separate from any financing or other material transactions that have occurred subsequent to the balance sheet. Refer to SAB Topic 1:B.3 for guidance.

62. We note that you used a portion of the proceeds of your Amended and Restated Credit Facility to pay a $107.9 million dividend to holders of common stock and Series A convertible preferred stock and paid $4.6 million to holders of vested stock options on March 23, 2007 and that you intend to use a portion of the proceeds from this offering to pay down this debt. When dividends are to be paid from the proceeds of the offering, we believe it is appropriate to include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend. Please provide such pro forma earnings per share information in your Summary Historical and Pro Forma Combined Consolidated Financial and Other Data as well as your footnote disclosure. Refer to SAB Topic 1:B.3 for guidance.

63. We also note that you paid $11.2 million in dividends to the holders of Series A convertible preferred stock during April 2006, which exceeded earnings for fiscal year 2006. Please tell us what consideration you gave to presenting pro forma EPS for the excess over earnings in accordance with SAB Topic 1:B.3. In this regard, please tell us the business purpose of paying this dividend to the preferred shareholders.

64. We note that you intend to effect a stock split prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Refer to SAB Topic 4:C for guidance. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

2.  Significant Accounting Policies, page F-7

65. We note that you licensed trademarks, service marks, trade dress, trade secrets, content and similar proprietary rights to third parties. However, you have not included your policy for recognizing such fees in your audited footnotes. Please either include your policy in your footnote disclosure, or tell us why you do not believe such disclosure is required. Please also tell us where on your consolidated statements of operations you recognize such fees.

Revenue Recognition, page F-7

66. We note that you offer recruitment packages, which appear to include multiple revenue-generating activities. Such activities appear to include job listings, access to resume databases, advertisements, and other customer support services. However, your revenue recognition policy does not address arrangements with

multiple arrangements.  Please tell us what consideration you gave to the guidance in EITF 00-21 regarding your recruitment packages.  If you are accounting for these packages under EITF 00-21, please revise your revenue recognition policy accordingly.

67. We note that your policy for recognizing revenue for the sale of classified job listings is ratably over the contract period or the period of actual usage, if shorter.  Please tell us the instances in which revenue is not recognized ratably over the contract period and at what point in the revenue recognition process you begin recognizing revenue ratably over the period of actual usage.  It should be clear from your response that your policy complies with US GAAP.  If you have accelerated the revenue recognition by recognizing revenue ratably over the period of actual usage during any of the periods presented (successor and predecessor), please quantify the impact to revenues for your accounting and what consideration you gave to disclosing this information within MD&A.

68. Please confirm to us that you are not required to provide customers purchasing the CD-ROM test preparation exams with periodic updates.

69. We note that you offer advertising services and that general website advertising does not generate a significant portion of your revenue.  Please tell us the amount of revenue generated from advertisements for each period presented (successor and predecessor).  If the revenue generated from advertisements, either sold separately or as part of your recruitment packages, is material to revenues, please revise your disclosures to include your policy for recognizing revenue related to advertisements.

70. We note from your disclosure on page 64 that eFinancialCareers.com also earns revenue from distribution agreements in which it "powers the job boards of an additional 40 websites in the finance sector."  Please revise your disclosure to include your policy for recognizing revenues from these distribution agreements.

71. We note that you offer your customers sales discounts.  Please provide us with an explanation of the sales discounts and any other consideration provided to your customers.  We note that you recognize sales discounts as a reduction of accounts receivable.  Please tell us how your accounting complies with EITF 01-9.

Indefinite-Lived Acquired Intangible Assets, page F-9

72. We note that you have classified the Dice trademarks and brand names as having an indefinite-life.  We also note that you do have copyrights, trademarks and/or service marks that have not been registered.  Please confirm to us that you have registered the Dice trademarks and brand names that are classified as having indefinite-lives.

3.  Acquisition of Dice Inc., page F-12

    73. We note that you issued 111,800 shares of Series A convertible preferred stock with a stated fair value of $111.8 million on August 31, 2005, the date the acquisition of Dice closed, as part of the financing of the acquisition cost.  Please revise your disclosure to state how you estimated the fair value of your Series A convertible preferred stock as of August 31, 2005 in accordance with paragraph 51.d. of SFAS 141.  Please also refer to paragraphs 20-23 of SFAS 141 for additional guidance.

    74. We note that you have identified technology as a separate intangible asset.  Please tell us the composition of your technology asset including the corresponding amounts.

    75. We note that as part of your acquisition of Dice on August 31, 2005, you acquired the database of resumes, which appears to be a significant aspect of your operations.  However, it is unclear whether you identified this database as a separate intangible asset.  Paragraph A27 of SFAS 141 contemplates that databases can be separate intangible assets from goodwill even without copyright protection.  Please tell us what consideration you gave to recognizing an identifiable intangible asset for the resume databases.  If you have included this intangible asset within technology, please tell us the amount allocated to the resume databases.  Furthermore, if the resume database intangible is within technology, considering the amount of the technology intangible asset, the value assigned to the resume databases is considerably lower than what would be expected for an intangible asset that appears to be a significant aspect of your operations.  As such, also provide us with a detailed explanation of how you estimated the fair value of the resume database.

    76. We note that you license to third parties trade secrets.  If trade secrets are not included within your technology intangible asset, please tell us how you determined not to recognize a separate intangible asset for trade secrets.  Refer to paragraph A28 of SFAS 141 for guidance.

4.  Acquisition of eFinancialGroup Limited, page F-15

    77. We note that you issued 7,872 shares of Series A convertible preferred stock with a stated fair value of $25.2 million on October 31, 2006, the date the acquisition closed, as part of the financing of the acquisition cost.  Please revise your disclosure to state how you estimated the fair value of your Series A convertible preferred stock as of August 31, 2005 in accordance with paragraph 51.d. of SFAS 141.  Please also refer to paragraphs 20-23 of SFAS 141 for additional guidance.

78. Please tell us if you acquired resume databases with the acquisition of eFinancialGroup. If you did, please address the need for a separate intangible asset for the resume database, if you did not already include within the technology intangible asset. If you included resume databases within the technology intangible asset, please provide us with a detailed explanation of how you estimated the fair value of the resume database.

## 10.  Convertible Preferred Stock, page F-21

79. We note that you have issued and outstanding Series A convertible preferred stock on August 31, 2005 and October 31, 2005 for which the holder has the option to convert the preferred shares on a one-for-one basis into common stock. Please provide us with your analysis of how you determined the embedded conversion option is not required to be bifurcated, classified as a liability and marked-to-market each reporting period. Your analysis should clearly address paragraph 12 of SFAS 133 and EITF 00-19, as appropriate.

80. We note that the Series A convertible preferred stock has a liquidation preference of $1,000 per share. Please confirm to us that the liquidation preference disclosed is the same for all outstanding Series A convertible preferred stock. In this regard, we note that the Series A convertible preferred stock issued in connection with the eFinancialGroup acquisition was at a fair value of $3,198 per share.

## 11.  Stock Based Compensation, page F-22

81. We note that for the stock options granted on November 7, 2005, you used the estimated fair value of the Series A preferred stock issued on August 31, 2005. Please revise your disclosure to explain how you determined the estimated fair value of your Series A preferred stock is representative of the fair value of your common stock.

82. We note that for your stock option grants on November 1, 2006 and December 5, 2006 that your starting point for estimating the fair value of common stock on those dates was the estimated fair value of your Series A convertible preferred stock of $3,198 per share issued in connection with your acquisition of eFinancialGroup. Please address each of the following points:

  - Ensure that your disclosure regarding how the estimated fair value of Series A convertible preferred stock is representative of the fair value of your common stock also considers these two stock option grant dates.
  - Revise your disclosure to provide a comprehensive discussion of the specific adjustments made to the $3,198 per share starting point for the dividend payment issued on October 2006 that reduced your then outstanding stock option exercise prices by $89 and the incurrence of additional debt. If the additional debt you are referring to is the debt

incurred to acquire eFinancialGroup, please explain why this debt was not already considered when estimating the fair value of the Series A convertible preferred stock.

83. Regarding the first paragraph on page F-24, please clarify that this discussion relates only to the stock option grant that occurred on May 2, 2006. Otherwise, please revise your footnotes to the other three stock option grant dates.

## 14.  Segment Information, page F-26

84. Please revise your disclosure to include the general information about your reportable segments required by paragraph 26 of SFAS 131.

85. We note that you have included Corporate costs within DCS Online. Please either revise to separately present Corporate costs, or tell us how you determined such presentation complies with SFAS 131.

## eFinancialGroup Limited Consolidated Financial Statements for the Ten Months Ended October 31, 2006

## 1  Accounting Policies, page F-52

## Turnover, page F-52

86. We note that eFinancialCareers' revenues are primarily generated from job postings and distribution agreements. Please revise the revenue recognition policy to clearly state how you recognize revenue for these revenue-generating activities. Currently, it is unclear if your discussion of subscriptions is for your job postings and distribution agreements.

## Share options, page F-53

87. Please revise to state how you accounted for your share options prior to January 1, 2006 under UK GAAP and US GAAP.

## 3  Operating Profit, page F-54

88. Please revise this disclosure to clarify how the items listed roll up to the consolidated profit and loss account on page F-49.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064